Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup



Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JAN 18 2006
WASH. D.C.
213
SECTION


06010348

Our Ref: LB/CS/24/3

Your Ref: 82-2782

16 January 2006

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc as follows:

- Transaction in Own Shares x 7 (From 5 January to 13 January 2006)

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

dlw 1/23

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:47 13-Jan-06
Number	9398W


KeldaGroup

Kelda Group plc announces that on 13 January 2006 it purchased for cancellation 50,000 of its ordinary shares at a price of 761.9453p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:01 12-Jan-06
Number	8740W


KeldaGroup

Kelda Group plc announces that on 12 January 2006 it purchased for cancellation 250,000 of its ordinary shares at a price of 759.8921p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:12 11-Jan-06
Number	8065W

KeldaGroup



Kelda Group plc announces that on 11 January 2006 it purchased for cancellation 400,000 of its ordinary shares at a price of 758.7603p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:04 10-Jan-06
Number	7418W


KeldaGroup

Kelda Group plc announces that on 10 January 2006 it purchased for cancellation 125,000 of its ordinary shares at a price of 754.9669p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:43 09-Jan-06
Number	6704W



Kelda Group plc announces that, on 9 January,2006 it purchased for cancellation 400,000 of its ordinary shares at a price of 753.6297p per ordinary share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:44 06-Jan-06
Number	5991W


KeldaGroup

Kelda Group plc announces that, on 6 January,2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 752.6558p per ordinary share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:55 05-Jan-06
Number	5355W


KeldaGroup

Kelda Group plc announces that, on 5 January,2006 it purchased for cancellation 475,000 of its ordinary shares at a price of 754.2462p per ordinary share from JPMorgan Cazenove Limited.

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